

18001725

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

~~8-52728~~

8-66467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/17___ AND ENDING ___12/31/17___
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Equus Financial Consulting LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

78 Pine Street, Suite 101
(No. and Street)

New Canaan 　　　　　　　**CT** 　　　　　　　**06840**
(City) 　　　　　　　　　　　(State) 　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darryl Glatthorn 　　　　　　　　　　　　　　　　　　　203-222-7400
　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road 　　　　**Wilton** 　　　　**CT** 　　　　**06897**
(Address) 　　　　　　　　(City) 　　　　　(State) 　　　(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Darryl Glatthorn_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Equus Financial Consulting LLC_____ , as of _____December 31_____ , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VENEREEN C LEE
Notary Public
Connecticut
My Commission Expires Mar 31, 2021

_____
Signature

Managing Partner
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equus Financial Consulting, LLC
Index to Financial Statement
December 31, 2017



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road · Wilton, CT 06897 · (203) 210-7364 · FAX (203) 210-7370 · Info@Halpemassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Equus Financial Consulting, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Financial Consulting, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Halpern & Associates, LLC

Halpern & Associates LLC

We have served as the Company's auditor since December 31, 2014.

Wilton, CT
February 26, 2018

Equus Financial Consulting, LLC
Statement of Financial Condition
As of December 31, 2017

ASSETS

Assets:		
Cash	$	268,278
Accounts receivable		906,849
Prepaid expenses and other assets		36,823
Total assets	$	1,211,950

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Commissions payable	$	906,795
Accounts payable and accrued expenses		25,833
Total liabilities		932,628
Member's equity		279,322
Total liabilities and member's equity	$	1,211,950

Equus Financial Consulting, LLC
Notes to Financial Statement
December 31, 2017

1. Nature of Operations and Summary of Significant Accounting Policies

<u>Nature of Operations</u>
Equus Financial Consulting, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware. The Company's primary business focus is on private placements and life settlements. The Company provides services to a growing group of alternative assets managers to source qualified investors for their investment funds. In the life settlements market, the Company acts as a broker to arrange the sale of individual variable universal life insurance policies.

<u>Basis of Presentation</u>
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

<u>Use of Estimates</u>
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

<u>Revenue Recognition</u>
The Company records commissions when earned which is generally as of the transaction closing date. However, in the case of third party marketing commissions for certain private equity funds, the Company records revenue over the period such commissions are received.

<u>Cash and Cash Equivalents</u>
Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution. These balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

<u>Accounts Receivable</u>
Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company may record an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing accounts receivable. The allowance is determined based on the historical write-off experience and age of the accounts receivable balances. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectibility and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the

Equus Financial Consulting, LLC
Notes to Financial Statement
December 31, 2017

accounts receivable will not be recovered. At December 31, 2017, no allowance for doubtful accounts was deemed necessary.

Commissions Payable
The Company records commissions payable to contractors based on a percentage of revenue. Commissions are paid when cash is received for amounts invoiced. No commission payable is recorded for accounts receivable balances that are considered uncollectible and for which a reserve is recorded.

Income Taxes
No provision for federal and state income taxes has been made for the Company since, as a sole member limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2014, 2015, 2016, and 2017.

2. Commitments and Contingencies

The Company rents office space in New Canaan, Connecticut and Houston, Texas, on a month to month basis.

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company.

The Company had no contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

3. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2017, the Company's net capital balance as defined by SEC Rule 15c3-1 was $143,445 which exceeded the minimum requirement of $81,270. At December 31, 2017, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 6.50 to 1.0.

Equus Financial Consulting, LLC
Notes to Financial Statement
December 31, 2017

3. **Net Capital and Aggregate Indebtedness Requirement (cont.)**

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore claims an exemption from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i).

4. **Liabilities Subordinated to the Claims of General Creditors**

As of December 31, 2017, the Company had not entered into any subordinated loan agreement.

5. **Subsequent Events**

Events have been evaluated through the date that these financial statements were available to be issued, and no further information is required to be disclosed.

Equus Financial Consulting, LLC
Financial Statement
December 31, 2017